CB Financial Corporation

A single-bank financial holding company
for Cornerstone Bank

3710 Nash Street N
Wilson, NC 27896

252-243-5588

January 25, 2008

Dear Fellow Stockholders:

You are cordially invited to attend a special meeting of the stockholders of CB Financial Corporation (the "Company") on February 26, 2008 at 10:00 a.m. The meeting will be held at Something Different, 3342 Airport Boulevard, Wilson, North Carolina.

This special meeting is to request that our stockholders approve several amendments to our Articles of Incorporation. If our stockholders approve these proposals, the number of CB Financial Corporation common stockholders will be reduced so that the Company will be eligible to deregister as a reporting company under the Securities and Exchange Act of 1934. We have communicated this through prior letters, newsletters, and press releases to the newspaper.

As you know, in 2002 Congress enacted legislation known as the "Sarbanes-Oxley Act" after a series of corporate scandals such as Enron and Worldcom. Portions of the Sarbanes-Oxley Act require additional external auditor review, additional employees, and a substantially increased amount of time and documentation related to CB Financial Corporation's internal controls structure. As a bank holding company, CB Financial Corporation and its subsidiary bank are already highly regulated and frequently examined by federal and bank regulatory authorities. As a result, we believe that the additional safeguards afforded by the Sarbanes-Oxley Act are not as applicable to a corporation subject to the consistent regulatory review prevalent in our industry. However, the potential costs of complying with Sarbanes-Oxley could have a significant impact on the annual earnings of the Company.

After reviewing the positive and negative benefits of remaining a public company and considering the associated costs, the Board of Directors and management of CB Financial Corporation have determined that it is in the best interests of the Company and its stockholders to deregister its common stock with the SEC. The Board's considerations in making this decision are more fully explained in the enclosed proxy statement.

While going through this process, our Board of Directors attempted to structure a transaction which would be the most beneficial to all of our stockholders while, at the same time, accomplishing our primary objective of deregistering as a public corporation. We have gone to great lengths to structure such a transaction because we truly value all of our relationships with our stockholders. In fact, every original shareholder that helped the Company get started 7 years ago by purchasing the minimum 100 shares at that time, and who hasn't transferred any of their shares prior to the record date, will remain a shareholder. However, if we are to qualify to deregister as an SEC reporting company and avoid the associated costs with being a reporting company, we are required to change the stock ownership status of some of our stockholders.

As a result, we are proposing to amend our Articles of Incorporation to authorize the following: (i) a 1-for-132 reverse stock split of the Company's common stock with a cash payout for fractional shares resulting from the reverse split (the "Reverse Stock Split"), (ii) a 132-for-1 forward stock split to be effective following the Reverse Stock Split (the "Forward Stock Split"), (iii) the conversion of all outstanding shares of common stock held by record shareholders owning fewer than 264 shares following the Reverse Stock Split and the Forward Stock Split to a new class of Series B Preferred Stock, and (iv) the conversion of all outstanding shares of common stock held by record shareholders owning 264 or more shares, but fewer than 792 shares, following the Reverse Stock Split and the Forward Stock Split to a new class of Series A Preferred Stock (the Series A and Series B conversions, collectively, are the "Conversions"). After the Reverse Stock Split, but prior to the Forward Stock Split, stockholders will receive cash in lieu of any fractional shares equal to $20.00 for each pre-split share.

Please remember that stockholders who have their shares with a broker in "street name" will not be affected by the Reverse Stock Split and the Forward Stock Split and the associated reclassification of shares. Even so, these stockholders are asked to vote on these items that directly impact the future of the Company.

As a result of the proposed transaction, the number of record common shareholders will be reduced below 300, and the Company will be eligible to deregister its common stock with the SEC and cease being subject to the reporting requirements of the Securities and Exchange Act of 1934.

In order to complete these transactions, an affirmative vote of at least a majority of the shares of CB Financial Corporation common stock entitled to vote at the special meeting is needed with respect to all proposed amendments. It is anticipated that, if approved, the Conversions will become effective on or before February 29, 2008. We urge you to read the enclosed proxy statement carefully and in its entirety. It contains important information about the details of and reasons for the proposed transaction. **Your Board of Directors believes this transaction is in the best interest of CB Financial Corporation and its shareholders and unanimously recommends that you vote "FOR" each proposal.**

Whether or not you plan to attend the meeting, please take time to vote by completing and mailing the enclosed proxy card. <u>If you do not, it will have the same effect as voting against the proposals</u>. Your vote is very important.

Our Board of Directors, officers and entire banking staff are fully committed to increasing stockholder value and remaining a strong independent banking presence in our community. We deeply appreciate your continued loyalty and support, and we look forward to seeing you on February 26, 2008 at 10:00 a.m. If you have any questions or concerns, please feel free to contact us at (252) 243-5588.

Sincerely yours,

John C. Anthony
Chairman of the Board

Norman B. Osborn
President and CEO